UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated as of March 26, 2002

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13
02-822 WARSAW, POLAND

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated March 25, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA FILES REQUEST FOR NASDAQ LISTING QUALIFICATIONS PANEL HEARING

WARSAW, Poland -- March 25, 2002 -- Netia Holdings S.A. (Nasdaq: NTIAQ, WSE: NET) Poland's largest alternative provider of fixed-line telecommunications services, announced today that it received a Nasdaq Staff Determination on March 21, 2002, indicating that (i) Netia was not in compliance with the minimum $4,000,000 net tangible assets or the minimum $10,000,000 stockholders equity requirement for continued listing on The Nasdaq National Market set forth in Marketplace Rule 4450(a)(3) and (ii) Netia had filed for arrangement proceedings in Poland and had filed a Section 304 petition in the U.S. Bankruptcy Court for the Southern District of New York which is a grounds for delisting under Marketplace Rule 4330(a)(1).

As a result, the Nasdaq Staff indicated that Netia's American Depositary Shares ("ADSs") are subject to delisting from The Nasdaq National Market. Today Netia requested an oral hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination. However, there can be no assurance that the Listing Qualifications Panel will grant the Company's request for continued listing. Until the Listing Qualifications Panel reaches its decision following the oral hearing, Netia's ADSs will remain listed and resumed trading on The Nasdaq National Market on March 20, 2002.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on April 30, 2001, its Current Report on Form 6-K filed with the Commission on May 15, 2001, its Current Report on Form 6-K filed with the Commission on August 7, 2001, its Current Report on Form 6-K filed with the Commission on November 6, 2001, and its Current Report on Form 6-K filed with the Commission on January 18, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2002

NETIA HOLDINGS S.A.

By: ______________________
Name: Kjell-Ove Blom
Title: acting President

By: ______________________
Name: Avraham Hochman
Title: VP Finance